Exhibit 4.8

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2026

(Expressed in Canadian Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) dated March 17, 2026 is intended to assist readers in understanding the business environment, performance and risk factors of Cizzle Brands Corporation (“Cizzle Brands” or the “Company”). The following MD&A should be read in conjunction with the quarter end financial statements of the Company and the notes to those statements for the three and six months ended January 31, 2026. The accompanying quarter end financial statements have been prepared and are the responsibility of the Company’s management. The quarter end financial statements, including comparatives, have been prepared per International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless otherwise noted herein, all references to “$” are to the currency of the Canadian dollars.

In addition to reviewing this MD&A, readers are encouraged to read the Corporation’s public information filings available on the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedarplus.com.

The Company’s fiscal year commences August 1st of each year and ends on July 31st of the following year. The Company’s current three months ended January 31, 2026, is referred to as the “current fiscal quarter”, “second quarter of fiscal 2026”, “Q2 2026” or using similar words. The Company’s prior three months ended January 31, 2025, is referred to as the “second quarter of fiscal 2025”, “Q2 2025” or using similar words.

The Company’s fiscal year-to-date period covers the six months beginning August 1, 2025, and ending January 31, 2026. This period is referred to as the “current year-to-date”, “first half of fiscal 2026”, “H1 2026”, or similar terminology. The comparable six-month period ended January 31, 2025, is referred to as the “first half of fiscal 2025”, “H1 2025”, or using comparable expressions.

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COMPANY OVERVIEW

Cizzle Brands Corporation (“Cizzle Brands” or the “Company”), formed through a reverse take-over in 2024, is committed to health and wellness through innovative beverage and nutrition products. In May 2024, the Company launched CWENCH Hydration, a sports drink designed with natural ingredients and aimed at enhancing athletic performance. CWENCH Hydration contains no sugar, less than 10 calories per serving, and features a mix of 6+ electrolytes, promoting effective hydration. In January 2025, the Company launched SPOKEN Nutrition, a premium brand of athlete-grade nutraceuticals that carry the NSF Certified for Sport® qualification, making SPOKEN products eligible for use by athletes in several major-league and minor-league organizations, as well as the NCAA. In September 2025, the Company launched HappiEats Sport Pasta. HappiEats is the Company’s line of food products whose mission is to fuel high-performing lifestyles with better-for-you products made from real, high-quality ingredients. Sport Pasta is a high- protein, lower glycemic index pasta designed for athletes of all ages.

On December 23, 2025, the Company acquired Flow Water Inc. (which was subsequently renamed Cizzle Brands Manufacturing Inc.), a company which had previously sought creditor protection under the Companies’ Creditors Arrangement Act. This entity operates a manufacturing facility, now known as The CWENCH Hydration Factory. The CWENCH Hydration Factory produces beverages in Tetra Pak packaging (including CWENCH Hydration’s ready-to-drink format), enabling Cizzle Brands to operate both as a branded consumer products company (the “Brands Business”) and as a contract manufacturer (the “Manufacturing Business”). In addition to producing and marketing its owned product portfolio, the Company now provides contract and toll manufacturing services at the CWENCH Hydration Factory to third-party customers utilizing its production capabilities and technical expertise. Under this model, the Company manufactures finished goods on behalf of customers and earns service-based and tolling fees. In providing these services, the Company does not typically assume raw material ownership risk for finished goods, although it may purchase certain ancillary materials used in production. This dual operating model enhances asset utilization and diversifies revenue streams across the Brands Business and the Manufacturing Business.

In February 2026, the Company launched SnakStars Sport Bites, a new high-protein, high-fibre snack created to address a clear gap in the kids’ snack foods.

As part of the Brands Business, Cizzle Brands strategy is to partner with high-profile athletes such as Nathan MacKinnon, Andrew Wiggins, Cole Caufield and Adriana Leon, as well as established and respected doctors, trainers and dieticians such as Andy O’Brien, Dr. Jordan Shallow, Dr. Matt Frakes, Brianne Brown, Ben Prentiss and David Lawrence to develop its products, enhance brand visibility and foster authentic connections with performance-driven consumers. This strategic collaboration is aimed to position the Company as a trusted choice for athletes and health-conscious individuals seeking clean, effective hydration and nutrition options.

Managements strategy is to become a leader in the health, wellness and hydration markets, leveraging its athlete endorsements and product formulations to differentiate itself from competitors.

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OUTLOOK & STRATEGY

Cizzle Brands’ mission is to elevate the game in health & wellness by positioning itself at the forefront of an emerging secular shift towards healthier hydration and nutrition options happening in consumer markets.

Consumers are becoming increasingly aware of how unhealthy foods continue to have a significant negative impact on health and quality of life. Globally, obesity rates have tripled since 1975 and increased nearly 33% since 2018. In the US 42.4% of adults and 19.7% of children are classified as obese.1 As a result, the number of people with Type 2 diabetes has increased 5x since 1980,² with 34.2 million Americans now having Type 2 diabetes2 and rates climbing more steeply in children and young adults. 3

The Company views the primary driver of the changes noted above to be diet, with ultra-processed foods often being rich in added sugars, unhealthy fats, and artificial ingredients. Management believes that sugar has become the new “bad word” in the world of health & wellness.

While some consumers attempt to eat healthier, their choices are often unappetizing, uninspired or expensive. This presents an opportunity for companies like Cizzle Brands with strong branding, quality ingredients, and premium products to succeed, though outcomes will depend on various factors.

These combined trends are why the Company has positioned itself to provide consumers with high- performing alternatives that are healthy, taste great, and meet their needs.

The Brands Business

The Company’s first product to market is CWENCH Hydration, which is a premium hydration product positioned for the $97 billion dollar functional drinks industry, in which demand for premium and zero sugar products are the fastest growing categories (51% and 46%, respectively). Containing no sugar, only 10 calories and 6+ performing electrolytes, CWENCH Hydration is a next generation sports hydration drink developed by strength coach, Andy O’Brien, and the team at Cizzle Brands.

The Company’s second product line to market is SPOKEN Nutrition, a premium brand of athlete-grade nutraceuticals that carry the prestigious NSF Certified for Sport® qualification, making SPOKEN products eligible for use by athletes in several major-league and minor-league organizations, as well as the NCAA.

The Company’s third product line to market is HappiEats, its line of food products. HappiEats mission is to fuel high-performing lifestyles with better-for-you products made from real, high-quality ingredients. The first product launched under the HappiEats brand is Sport Pasta, a high-protein, lower glycemic index pasta designed for athletes of all ages. The second product is SnakStars Sport Bites, a brand of high-fibre, high- protein snack products fortified with 8g - 12g of protein designed for the youth snack market.

1https://www.who.int/news-room/fact-sheets/detail/obesity-and-overweight

2IFS Diabetes Atlas

3CDC Diabetes Data & Statistics

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The Company also has a robust portfolio of innovative products and brands that it expects to launch within the next 24 months, which includes but is not limited to the products listed below, and will continue to evaluate market conditions to determine when and if to launch any of the following products.

•	CWENCHIE: a formulation and format of CWENCH Hydration designed specifically for children.

To grow the Brands Business, the company has deployed a growth strategy that uses a fly-wheel approach whereby we create aspirational products, used by aspirational people who inspire key adopters to use the products, which then drives mainstream awareness and purchasing decisions.

The initial focus was to generate endorsements from athletes with strong awareness in some of our key demographics. As CWENCH Hydration was formulated by Andy O’Brien to meet the needs of his clients, it has been endorsed by professional athletes, including 2024 National Hockey League (“NHL”) MVP and Colorado Avalanche forward, Nathan MacKinnon, Montreal Canadien forward, Cole Caufield, National Basketball Association (“NBA”) All-Star and Miami Heat, Andrew Wiggins, Canadian Olympic soccer player, Adriana Leon, and up-and-coming professional hockey players Gavin McKenna, Chloe Primerano and Jade Iginla.

Strategically, the launch of SPOKEN Nutrition was designed to fill a void in the nutritional supplements industry with products designed for elite athletes’ needs. Formulated by professional strength and conditioning coaches Andy O’Brien, Dr. Jordan Shallow, Dr. Matt Frakes, Dave Lawrence, Brianne Brown and Ben Prentiss, SPOKEN’s line of supplements are NSF for Sport certified thereby ensuring professional athletes can take them without risk of violating any banned substances rules or regulations. By developing a line of superior nutritional supplements, the Company is able to bring a broad range of athletes into its ecosystem, further its strategy of aspirational products for aspirational people.

To date, the Company’s products have been ordered by more than [21] NHL Teams, [21] Major League Baseball teams, [5] NFL Teams and [4] NBA teams.

At the same time that Cizzle Brands has been developing entrenched relationships with professional athletes and trainers, it has been focused on building awareness in key foundational accounts, with a specific emphasis on youth hockey. It has entered into a sponsorship with the NHL’s Ottawa Senators to become the Official Sports drink of the Senators and to launch a limited-time flavour of CWENCH Hydration called PowerPlay Punch that will be branded with the Senators’ logo and sold in the Capital Region of Canada, as well as a sponsorships with USA Hockey, the national governing body for the sport of ice hockey in the United States that includes more than one million players, coaches, officials and volunteers across the country, and Massachusetts Hockey, Minnesota Hockey and Michigan Amateur Hockey Association, the organizing bodies for youth hockey in those states, where hockey remains one of the predominant sports for kids. In addition, the Company has sponsored over 500 youth hockey teams across Canada, as well as key tournaments and the naming rights to The CWENCH Centre, a Canlan Community, a sports facility in Toronto, Ontario.

The combined effect of this positioning creates strong brand awareness among key demographics for the Company. To support this, the Company is building a strategic sales channel mix, with initial focus on “points of sweat” (e.g. gyms, arenas, training facilities) and speciality sports retailers, along with selected grocery retailers, to ensure its products are available at locations where our key demographics shop. This helps ensure high velocity of sales while preserving margins.

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Cizzle Brands’ products are currently available in over 5,900 points of distribution across North America and Europe, including Target, Sport Chek, Canadian Tire, Pro Hockey Life, LifeTime Fitness, Source for Sports, Metro, Fortinos, London Drugs, Sobeys, Loblaws, Real Canadian Superstore, Circle K, PetroCanada and many other leading retailers. CWENCH Hydration is also being distributed by a number of major distributors, including Van Houtte Coffee Services Inc., a subsidiary of Keurig Dr. Pepper.

As the brand presence of CWENCH Hydration continues to expand, management intends to further diversify the Company’s sales channel mix by increasing penetration into additional grocery retailers, convenience outlets, gas stations, pharmacies, wholesale clubs, food service providers, and online sales platforms throughout North America and Europe. This strategy is designed to enhance product accessibility across a broad spectrum of consumer touchpoints, thereby supporting volume growth and meeting the needs of multiple market segments.

The Manufacturing Business

The addition of contract manufacturing capabilities of The CWENCH Hydration Factor is a deliberate extension of the Company’s long-term strategy. While brand development and consumer market penetration remain core priorities, management expects contract and toll manufacturing to provide a scalable and source of cash flow that strengthens overall operating leverage. The profitability generated through third-party manufacturing is intended to support reinvestment into brand building, innovation, and cost optimization initiatives across the Company’s owned product portfolio. Management anticipates that, as the integrated business model develops, it may result in more consistent margins and improved allocation of fixed costs, potentially supporting steady growth for the Company.

At the time of acquisition, the manufacturing business had approximately $184 million in remaining contracted customer production volume, including a substantial minimum take-or-pay revenue floor, subject to the terms of the underlying customer agreements. These contracted volumes provide multi-year baseline demand visibility and support a phased ramp in manufacturing activity over several fiscal periods.

The Company’s financial results for the period ending January 31, 2026 include approximately five and a half weeks of operating performance from the acquired business following the closing of the acquisition. As a result, period-over-period comparisons reflect only partial-period contribution from the acquired business, as the comparative period does not include the acquired operations.

The acquisition is intended to enhance the Company’s market position and operational capabilities; however, the discussion of results below focuses on actual operating performance during the reporting period rather than anticipated integration or synergy benefits.

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Q2 2026 HIGHLIGHTS

•	The Company completed the acquisition of all of the issued and outstanding shares of Flow Water Inc. (now known as Cizzle Brands Manufacturing Inc.).
•	The Company announced the launch of CWENCH Hydration and HappiEats Sport Pasta at Popeye’s Supplements Canada.
•	The Company announced that CWENCH Hydration has become the Official Sports Drink of USA Lacrosse.
•	The Company launched two new flavours of CWENCH Hydration: (i) Miracle on Ice(tm) in partnership with USA Hockey; and (ii) the limited time flavour, Golden Berry, in partnership with NHL MVP, Nathan MacKinnon.
•	Revenues totalled $5.1 million (vs $2.9 million in Q2 2025).
•	Gross Profit totalled $1.6 million (vs $1.6 million in Q2 2025), with a Gross Margin of 32% (vs 57% in Q2 2025).
•	Adjusted EBITDA of $(2.4) million (vs $(1.8) million in Q2 2025).

OUR FINANCIAL MODEL

The Company’s financial model is structured to support ongoing investment in order to generate sustainable, high-margin growth over the long term. The Company’s strategic focus is on developing and marketing premium, innovative products that command robust pricing and margin profiles. This is achieved through continued investment in brand development, operational systems, and distribution channels. Strategic partnerships with key athletes, customers, and suppliers are intended to enhance credibility and extend market reach. The Company remains committed to disciplined cost management and effective pricing strategies to support profitability. By prioritizing product quality, innovation, and the cultivation of strong network relationships, management believes it is establishing a solid platform for durable value creation and future expansion.

Net Sales

Revenue is recognized across three primary channels: Retail / Wholesale sales to distributors and retailers, Direct-to-Consumer transactions via e-commerce platforms, and Contract Manufacturing services, with revenue derived from service based tolling fees.

For sales to Retail / Wholesale and Direct-to-Consumer, the Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. Revenue represents the fair value of consideration received or receivable from customers for the sale of goods, net of applicable sales taxes, discounts, and allowances. The Company’s contracts with customers generally include a single performance obligation: the delivery of goods purchased. The Company does not provide significant after-sale services, rights of return, or other material promises that would give rise to multiple performance obligations.

Most products are manufactured in Canada and the U.S., with select specialty items sourced from Italy and China. Revenue is monitored by region:Canada, USA, and Other. Distribution strategies are adapted to each market, with growth expected in Canadian mass merchandise and club channels, and a targeted approach in U.S. hockey-focused areas. Cizzle Brands maintains strong visibility online and at retail locations, leveraging its own websites and third-party platforms to drive ongoing e-commerce expansion.

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The Company’s Manufacturing segment generates revenue primarily from toll manufacturing and co- packing services, under which customers supply raw materials and the Company processes and packages finished goods on their behalf. Revenue is recognized when finished goods have passed quality control and are made available for customer pickup at the contractually agreed delivery point, representing the point at which control transfers to the customer. Certain contracts include variable consideration, such as volume adjustments, penalties, or discounts, which are estimated by management and included in revenue only to the extent that it is highly probable that a significant reversal will not occur.

The Company’s revenue recognition approach - guided by IFRS 15 - ensures sales are properly recorded when control is transferred, supported by thorough internal controls and regular reviews to uphold accuracy across all channels. For manufactured products, this generally occurs when production is completed, the goods have passed quality control, and the products are made available for customer pickup in accordance with contractual terms.

Cost of Sales

Cost of Sales includes the purchase price of the product, procurement and manufacturing costs, as well as expenses required to prepare the product for sale. Such expenses may encompass inbound freight, handling, conversion costs, and other costs directly attributable to bringing the product into a sellable condition. Cost of Sales also include depreciation and amortization related to the Company’s manufacturing equipment and warehouse facility used in the production process.

Gross Profit

Management defines “Gross Profit” as Net Sales less Cost of Sales. This metric offers essential insight into the Company’s core operating results before accounting for operating expenses. Gross profit serves as a valuable indicator of overall business performance, helping management assess operating efficiency and profitability. Maintaining strong gross profit is crucial for supporting ongoing investment in our brands, enabling the Company to innovate, enhance product quality, and drive long-term growth.

Gross Margin

Gross Margin is calculated by dividing Gross Profit by Net Sales. Expressed as a percentage, Gross Margin reflects the proportion of revenue that remains after cost of sales are covered, providing a clear measure of the Company’s ability to manage costs relative to sales. This metric enables management to evaluate pricing strategies, cost controls, and the Company’s competitive position, supporting broader decisions that strengthen financial health and future prospects.

Marketing

Marketing spend refers to the total investment allocated towards promotional activities that are designed to build brand awareness, encourage trial, and reinforce recognition of our product quality and market positioning. These expenditures are strategically directed to enhance our brand’s visibility, attract new consumers, and support our reputation for excellence in the marketplace. By investing in marketing, we aim to drive long-term growth and strengthen our competitive standing through consistent and impactful brand-building initiatives.

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Selling, General and Administrative

SG&A expenses consist of salaries and benefits for employees, research and development activities, transportation and distribution costs, and professional fees such as legal, audit, and consulting services. These costs support day-to-day business operations, innovation, product delivery, and regulatory compliance, ensuring the business is ready to scale and respond to future growth opportunities.

Share-based Compensation

Share-based compensation refers to the options, warrants and shares that the company grants to its employees and contractors as part of their overall remuneration. These awards are typically provided in exchange for services rendered and serve as an incentive for retention and performance. By offering equity- based incentives, the Company aligns the interests of our workforce with those of our shareholders, encouraging long-term value creation and commitment.

Foreign Exchange Loss

Foreign exchange gain or loss reflects the impact of currency conversion costs incurred during the period when transacting in foreign currencies.

Depreciation and Amortization

Depreciation and amortization allocate the costs of fixed, intangible, and right-of-use assets over their useful lives using standard accounting methods. This depreciation and amortization expense presented within operating expenses excludes amounts recorded in cost of sales related to manufacturing assets.

Other Income (Expenses)

Other Income includes any earnings that do not fit into the main income streams. This category is intended to capture occasional or irregular income that contributes to the total financial picture.

Change in Fair Value

Change in fair value represents gains or losses arising from the remeasurement of certain financial liabilities recorded at fair value. These amounts reflect periodic adjustments to the estimated fair value of the Company’s debt-related instruments in accordance with IFRS 9 Financial Instruments.

Listing Expense

Listing Fees represent shares issued in connection with the RTO, recorded at fair value as a non-cash expense.

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Finance Costs (net)

Finance costs (net) includes interest expense on the Company’s debt and costs associated with financing activities, including transaction costs incurred in connection with arranging the debt facilities and acquisition related financing.

EBITDA Loss

EBITDA Loss is calculated as our net loss, excluding depreciation, amortization, and interest expense. EBITDA Loss is a non-IFRS financial measure. We use EBITDA Loss to provide a clearer view of our operating performance and cash flow.

Adjusted EBITDA Loss

Adjusted EBITDA builds on the EBITDA Loss metric by further excluding certain non-cash and non-recurring items to better reflect our ongoing operating performance. In addition to removing depreciation, amortization, and interest expense, Adjusted EBITDA also excludes share-based compensation. This adjustment is made to provide clarity on our core earnings by eliminating fluctuations related to expenses paid that do not impact our cash position.

We also exclude other financing costs associated with acquisitions, including transaction costs incurred in connection with arranging debt facilities and acquisition-related financing. These items are removed to ensure Adjusted EBITDA reflects only our core, recurring operating performance.

In addition, Adjusted EBITDA excludes any gains or losses arising from the change in fair value of debt instruments. These amounts, which result from periodic remeasurement under IFRS 9, do not represent ongoing cash operating results and are excluded to present a clearer picture of underlying profitability.

Furthermore, Adjusted EBITDA excludes the impact of foreign exchange (forex) gains or losses. These fluctuations can arise from the translation of monetary assets and liabilities denominated in foreign currencies and do not necessarily reflect the underlying operating performance of our business.

We also adjust for one-time legal and stock-related expenses that are non-recurring, such as legal costs associated with significant corporate transactions. By excluding these items, which are not expected to be ongoing, Adjusted EBITDA provides investors and management with a more consistent and comparable measure of our recurring operating profitability and cash flow generation ability.

Adjusted EBITDA is a non-IFRS financial measure, and while it is used, it should not be considered as a substitute for net income or cash flows from operating activities as determined in accordance with IFRS.

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RESULTS FROM OPERATIONS – SECOND QUARTER ENDING JANUARY 31, 2026

	Three months ended January 31
	2026		2025
	$	% of Net Sales	$	% of Net Sales
Net Sales	$5,131,580	100%	$2,856,072	100%
Cost of Sales	(3,487,046)	-68%	(1,216,689)	-43%
Gross Profit	1,644,534	32%	1,639,383	57%

Expenses
Marketing	(1,278,673)	-25%	(976,396)	-34%
Selling, General and Administrative	(3,304,890)	-64%	(2,887,742)	-101%
Share Based Compensation	(476,035)	-9%	(455,462)	-16%
Foreign Exchange Gian (Loss)	771,307	15%	(15,876)	-1%
Depreciation and Amortization	(158,545)	-3%	(195,060)	-7%
Total Expenses	(4,446,836)	-87%	(4,530,536)	-159%

Other Income	11,112	0%	124,348	4%
Change in Fair value	118,574		-
Listing Expense	-		(500,000)
Finance costs (net)	(2,540,054)	-49%	-	0%
Loss before taxes	(5,212,670)	-102%	(3,266,805)	-114%

Loss and Comprehensive Loss	(5,212,670)	-102%	(3,266,805)	-114%

Loss per share, basic and diluted	$(0.02)		$(0.02)
Weighted average number of shares outstanding (basic and diluted)	217,311,508		196,932,409
EBITDA loss	(4,010,482)		(3,003,405)
Adjusted EBITDA loss	(2,418,297)		(1,775,495)

1.	Net Sales

Revenue for the second quarter increased 80% year-over-year, driven primarily by the addition of contract manufacturing revenue following our recent acquisition. Within the Company’s branded portfolio, growth in the ready-to-drink category and ongoing expansion of recently introduced products had a positive impact on results. These gains were partially offset by reduced sales in certain categories that had previously benefited from increased customer pipeline builds during the prior year.

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2.	Cost of Sales

The Company incurred cost of sales of $3.5 million ($1.2 million in Q2 2025), or 68% (43% in Q2 2025) of revenue for the three months ended January 31, 2026. During the second quarter, cost of sales increased, largely driven by the acquisition of the Manufacturing Business ($2.1 million). The strategic acquisition contributed to increased costs during the quarter and led to higher production capacity. This change impacted revenue generation and is reflected in the Company’s reported results. Included in cost of sales is approximately $0.5 million of depreciation and amortization related to the Manufacturing Business. It is important to note that production at the CWENCH Hydration Factory was limited shortly after the acquisition, as output was impacted by scheduling constraints around the holidays.

Additionally, incremental costs on the the Brands Business arose from product mix changes, including greater co-packing requirements for displays and heightened royalty payments for partner SKUs. Collectively, these factors resulted in an overall increase in cost of sales for Q2 compared to the prior period.

3.	Marketing Expenses

The Company incurred marketing expenses totalling $1.3 million ($1.0 million in Q2 2025). This increase was driven in part by expanded partnership spending behind Capital Sports and USA Hockey, which contributed to the overall rise in marketing investment. These expenditures represent ongoing investments in the development of the CWENCH Hydration, SPOKEN Nutrition, and HappiEats brands through targeted advertising, promotional activities, trade shows, and strategic partnerships with athletes and social media influencers. Cizzle Brands’ current marketing expenditures remain consistent with its previously established approach.

4.	Selling, General and Administrative Expenses

In the three months ending January 31, 2026, the Company recorded selling, general, and administrative (SG&A) expenses totalling $3.3 million ($2.9 million in Q2 2025). SG&A expenses increased in Q2 2026 compared to the prior year, primarily due to the acquisition of the Manufacturing Business, which resulted in higher general SG&A costs and an increase in payroll expenses. The rise in supply chain costs was also driven by higher sales volumes and additional storage fees associated with maintaining planned inventory levels. Notably, these increases were partially offset by a reduction in legal fees relative to the prior year, as significant legal costs incurred in the previous period were related to the Company’s transition to a public entity.

5.	Share Based Compensation

Share-based compensation expense for the three months ended January 31, 2026 was $0.5 million ($0.5 million in Q2 2025). This figure reflects the cost of equity instruments, including stock options, RSUs, and shares granted to employees as part of the Company’s overall remuneration and retention programs. Option expense is estimated using the Black-Scholes model, while RSUs and issued shares are valued based on the share price at the grant or issuance date.

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6.	Foreign Exchange Gain (Loss)

The Company recorded a foreign exchange gain of $0.8 million during the period, primarily related to the revaluation of foreign currency denominated debt associated with the acquisition financing.

7.	Depreciation and Amortization

Depreciation and amortization was $0.2 million, compared to $0.2 million in Q1 2025. This amount excludes approximately $0.5 million of depreciation and amortization related to the manufacturing business that is included in cost of sales.

8.	Other Income

Other income was $0.01 million for the quarter.

9.	Change in Fair Value

In Q2, the fair value impact of Cizzle’s debt instruments was $0.1 million.

10.	Finance Costs (net)

In Q2, finance costs (net) totalled $2.5 million, comprising $0.5 million of interest expense on the Company’s debt and ROU assets and $2.0 million in legal, accounting, and other fees related to debt facilities and acquisition financing activities.

11.	EBITDA and Adjusted EBITDA

The Company reported an Adjusted EBITDA loss of $(2.4) million for Q2 2026, compared to $(1.8) million in Q2 2025. The increased Adjusted EBITDA loss for the quarter primarily reflects higher expenditures in Marketing as the Company continues to develop its long-term market presence.

	Three months ended January 31
	2026	2025
Net Loss	$(5,212,670)	$(3,266,805)
Interest Expense	513,926	68,340
Depreciation and Amortization	688,262	195,060
EBITDA	(4,010,482)	(3,003,405)

Share Based Compensation	476,035	455,462
Foreign Exchange Gain	(771,307)	15,876
RTO & Listing Expense	-	880,920
Change in fair value	(118,574)	-
Other Finance Costs	2,017,143	-
Other Expense (Income)	(11,112)	(124,348)
Corporate Development Costs	-	-
Adjusted EBITDA	(2,418,297)	(1,775,495)

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12.	Segment Information

For the quarter ended January 31, 2026, 68% of the Company’s total sales were in Canada (69% in Q2 2025), with Retail/Wholesale accounting for 44% (90% in Q2 2025), Contract Manufacturing accounting for 46% (0% in Q2 2025), and direct-to-consumer making up 10% (10% in Q2 2025). Sales to the United States and other countries comprised the remaining 32% (31% in Q1 2025).

Contract manufacturing through the Manufaturing Business contributed $2.4 million in revenue this quarter, compared to no contribution in the prior year. The Brands Business reported an increase of $0.7 million in the United States, mainly from distributor and e-commerce channels, and international sales rose by $0.1 million. In Canada, Retail/Wholesale sales declined, reflecting the impact of a prior period’s significant pipe fill orders at two major customers. New business wins partially offset this decline.

	For the Three months ended January 31, 2026
	Retail / Wholesale	Contract Manufacturing	Consumer	Total
Canada	$982,263	$2,365,663	$141,831	$3,489,756	68%
United States	$909,963	$-	$384,422	$1,294,385	25%
Other	$347,438	$-	$-	$347,438	7%
Total Segmented Revenues	$2,239,664	$2,365,663	$526,253	$5,131,580	100%
	44%	46%	10%	100%

	For the Three months ended January 31, 2025
	Retail / Wholesale	Contract Manufacturing	Consumer	Total
Canada	$1,816,928	$-	$157,200	$1,974,128	62%
United States	$524,771	$-	$133,402	$658,173	23%
Other	$223,771	$-	$-	$223,771	8%
Total Segmented Revenues	$2,565,470	$-	$290,602	$2,856,072	100%
	20%	0%	10%	100%

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RESULTS FROM OPERATIONS – YEAR TO DATE AT JANUARY 31, 2026

	Six months ended January 31
	2026		2025
	$	% of Net Sales	$	% of Net Sales
Net Sales	$8,431,733	100%	$5,647,006	100%
Cost of Sales	(5,021,093)	-60%	(2,257,342)	-40%
Gross Profit	3,410,640	40%	3,389,664	60%

Expenses
Marketing	(2,764,377)	-33%	(2,342,443)	-41%
Selling, General and Administrative	(6,453,444)	-77%	(5,572,544)	-99%
Share Based Compensation	(1,246,422)	-15%	(825,850)	-15%
Foreign Exchange Gian (Loss)	755,606	9%	(16,758)	0%
Depreciation and Amortization	(316,654)	-4%	(393,245)	-7%
Total Expenses	(10,025,291)	-119%	(9,150,840)	-162%

Other Income	136,713	2%	131,122	2%
Change in Fair value	118,574		-
Listing Expense	-		(500,000)
Finance costs (net)	(2,599,659)	-31%	-	0%
Loss before taxes	(8,959,023)	-106%	(6,130,054)	-109%

Loss and Comprehensive Loss	(8,959,023)	-106%	(6,130,054)	-109%

Loss per share, basic and diluted	$(0.04)		$(0.03)
Weighted average number of shares outstanding (basic and diluted)	200,487,340		196,932,409
EBITDA loss	(7,549,583)		(5,596,867)
Adjusted EBITDA loss	(5,116,513)		(4,004,460)

13.	Revenue

For the six months ended January 31, 2026, the most significant driver of revenue growth compared to the prior year was the addition of contract manufacturing revenue from the Manufacturing Business. This step change meaningfully expanded our revenue base and further diversified our business mix. In addition, continued momentum in our core ready-to-drink category and the successful introduction of SPOKEN Nutrition contributed solidly to our performance, supported by expanded distribution and steady consumer demand. International markets, after a slower start in Q1, began to show signs of recovery in the second quarter, adding incremental growth as the period progressed.

These gains were partially offset by the anticipated decline in specialty product sales, which had benefited the first quarter of last year but did not repeat at the same level in the current year. Furthermore, the absence of two large pipe-fill orders that were present in the prior year’s second quarter also impacted the year-over-year comparison. Excluding these impacts, the underlying performance across the core categories was generally consistent with the prior period.

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14.	Cost of Sales

For the six months ended January 31, 2026, the Company’s cost of sales totaled $5.0 million, accounting for 60% of revenue versus 40% last year. The rise was mainly due to acquiring the Manufacturing Business, which increased both production capacity and costs, including $0.5 million in equipment and facility depreciation. Additional factors contributing to the higher cost of sales as a percentage of revenue included the absence of supplier rebates received in Q1, as well as increased branded product costs due to a shift in product mix (more co-packing for displayers and higher royalties in Q2). Notably, the Company made elevated investments in trade spend, including merchandising activities and brand-building initiatives, to support new customer partnerships. While these investments helped drive partnerships, they reduced net revenue realization, as the greater trade spend was deducted from gross sales. However, these actions did not impact consumer-facing prices. Collectively, these factors resulted in a higher cost of sales as a percentage of revenue compared to the prior year.

15.	Marketing Expenses

The Company incurred marketing expenses totalling $2.8 million ($2.3 million year to date in 2025). This represents the ongoing investments in the development of the CWENCH Hydration, SPOKEN Nutrition, and HappiEats brands through targeted advertising, promotional activities, trade shows, and strategic partnerships with athletes and social media influencers. Cizzle Brands’ current marketing spend continues to align with its strategic growth objectives.

16.	Selling, General and Administrative Expenses

In the six months ending January 31, 2026, the Company recorded selling, general, and administrative (SG&A) expenses totalling $6.5 million ($5.6 million in 2025). SG&A expenses increased vs. the prior six months driven by Transportation costs due to higher sales volumes, storage fees resulting from planned inventory levels, and increased professional fees reflecting Q1 Corporate Development initiatives.

17.	Share Based Compensation

Share-based compensation expense for the six months ended January 31, 2026 was $1.2 million ($0.8 million year to date 2026). This figure reflects the cost of equity instruments, including stock options, RSUs, and shares granted to employees as part of the Company’s overall remuneration and retention programs. Option expense is estimated using the Black-Scholes model, while RSUs and issued shares are valued based on the share price at the grant or issuance date.

18.	Foreign Exchange Gain (Loss)

Foreign Exchange Gain realized was $0.8 million, primarily related to the revaluation of foreign currency denominated debt associated with the acquisition financing.

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19.	Depreciation and Amortization

Depreciation and amortization was $0.3 million, compared to $0.4 million in 2026. This amount excludes approximately $0.5 million of depreciation and amortization related to the manufacturing business that is included in cost of sales.

20.	Other Expense / (Income)

Other income primarily reflects gains from the sale of non-core vending machines, representing a profitable exit from this business line.

21.	Change in Fair Value

For the first half of the year, the fair value impact of Cizzle’s debt instruments was $0.1 million, all of which occurred in Q2.

22.	Finance Costs (net)

For the six months ended January 31, 2026, Finance Costs (net) were $2.6 million, with the majority of these expenses incurred in Q2. This included $0.6 million in interest expense on the Company’s debt and ROU assets and $2.0 million in legal, accounting, and other fees associated with debt facilities and acquisition financing activities.

23.	EBITDA and Adjusted EBITDA

	Six months ended January 31
	2026	2025
Net Loss	$(8,959,023)	$(6,130,054)
Interest Expense	563,069	139,943
Depreciation and Amortization	846,371	393,245
EBITDA	(7,549,583)	(5,596,866)

Share Based Compensation	1,246,422	825,850
Foreign Exchange Gain	(755,606)	16,758
RTO & Listing Expense	-	880,920
Change in fair value	(118,574)	-
Other Finance Costs	2,036,590	-
Other Expense (income)	(136,713)	(131,122)
Corporate Development Costs	160,950	-
Adjusted EBITDA	(5,116,513)	(4,004,460)

The Company reported an Adjusted EBITDA loss of $(5.1) million for the six months ended January 31, 2026, compared to $(4.0) million prior year. The increased EBITDA loss primarily reflects higher expenditures in Marketing and SG&A as the Company continues to establish its commercial infrastructure and develop its long-term market presence.

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24.	Segment Information

For the six months ended January 31, 2026, 65% of the Company’s total sales were in Canada (70% in 2025), with Retail/Wholesale accounting for 61% (93% in 2025), Contract Manufacturing accounting for 28% (0% in2025), and direct-to-consumer making up 11% (7% in 2025). Sales to the United States and other countries comprised the remaining 35% (30% in 2025).

	For the Six months ended January 31, 2026
	Retail / Wholesale	Contract Manufacturing	Consumer	Total
Canada	$2,875,624	$2,365,663	$263,708	$5,504,995	65%
United States	1,836,796		700,334	$2,537,130	30%
Other	389,608			$389,608	5%
Total Segmented Revenues	$5,102,028	$2,365,663	$964,042	$8,431,733	100%
	61%	28%	11%	100%

	For the Six months ended January 31, 2025
	Retail / Wholesale	Contract Manufacturing	Consumer	Total
Canada	$3,745,280		$233,006	$3,978,286	70%
United States	900,466		173,336	$1,073,802	12%
Other	594,918		-	$594,918	11%
Total Segmented Revenues	$5,240,664	$-	$406,342	$5,647,006	100%
	23%	0%	7%	100%

Manufacturing drove growth in the first half of the year, with the Manufacturing Business boosting revenues. In Q2 and year to date, contract manufacturing generated $2.4 million in revenue, compared to none last year, highlighting the positive financial impact of expansion. This integration is expected to support long-term goals.

The Brands Business continued to perform well, particularly in the United States, where revenue gains were supported by distributor and e-commerce channels. International sales also showed modest growth. In Canada, retail and wholesale sales declined as the Company cycled significant prior-year pipe-fill orders in Q2, though new business wins helped offset some of the decrease. Overall, first-half results reflect the importance of manufacturing initiatives alongside ongoing developments in core markets.

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LIQUIDITIY AND CAPITAL RESOURCES

25.	Net Working Capital

Working capital is a capital management measure and is defined as current assets less current liabilities. The Company had a working capital of $(24.6) million as of January 31, 2026 ($6.0 million at January 31, 2025; $5.2 million at July 31, 2025). The working capital is made up of $2.2 million in cash ($2.6 million at January 31, 2025; $3.1 million at July 31, 2025), $4.0 million in trade receivables ($2.4million at January 31, 2025; $3.7 million at July 31, 2025), and $9.7 million in inventory, deposits, prepaids and other current assets ($5.3million at January 31, 2025; $6.4 million at July 31, 2025). This is offset by accounts payable, accrued liabilities, and customer deposits of $10.3million ($4.8million in at January 31, 2024; $6.7 million at July 31, 2025), and Short Term Loans of $27.3 million ($0 at January 31, 2025; $1.2 million at July 31, 2025).

Net working capital, which indicates changes in operating working capital shown on the cash flow statement, decreased mainly because of the Vender Take Back promissory note on the manufacturing business acquisition reflected as Short Term Debt.

	Period Ended
	January 31, 2026	January 31, 2025	July 31, 2025
Cash and Cash Equivalents	$2,249,594	$2,626,915	$3,137,254
Change in Balance
Accounts Receivable	(129,910)	1,085,645	2,428,897
Prepaid Expenses and Other Assets	974,793	(720,260)	(1,303,343)
Inventory	866,022	1,745,041	3,135,697
Accounts Payable and Accrued Liabilities	546,021	(2,802,791)	(5,481,430)
Short Term Debt	(3,250,677)	-	-
Changes in Net Working Capital	$(993,751)	$(692,365)	$(1,220,179)

26.	Cash Flows

The following table presents our cash flows for the six months ended January 31, 2026, and January 31, 2025:

	Six months ended January 31
	2026	2025
Cash, beginning of period	$3,137,254	$1,519,516
Cashflow from Operating Activities	$(5,850,391)	$(3,538,434)
Cashflow from Financing Activities	$21,364,720	$4,807,929
Cashflow from Investing Activities	$(16,401,989)	$(162,096)
Net Increase (Decrease) in Cash	$(887,660)	$1,107,399
Cash, end of period	$2,249,594	$2,626,915

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Cash flow used in operating activities

Cash flow used in operating activities was $5.9 million for the six months ended January 31, 2026, compared to $3.5 million in the prior period. Cash used in operating activities increased by $2.3 million compared to the prior year, primarily driven by $2.5 million in finance costs incurred in Q2 associated with the acquisition, as well as year-over-year changes in working capital.

Cash flow (used in) provided by Financing activities

Net cash used in financing activities reflects debt incurred as part of the manufacturing acquisition.

Cash flow used in Investing activities

Cash used in investing activities for the period was primarily driven by the acquisition of a manufacturing facility, representing a strategic expansion of the Company’s operating platform.

CURRENT SHARE INFORMATION

Cizzle is authorized to issue an unlimited number of common shares with no par value and no special rights or restrictions attached. Since January 2024, the Company has completed several financings, including private placements and offerings, resulting in the issuance of common shares, warrants, and broker warrants. Key transactions included the issuance of founder shares, shares for consulting services, shares as part of a reverse takeover, and shares issued for services. Warrants and broker warrants were also issued and exercised during the period, with proceeds and costs allocated between share capital and warrant reserves based on relative fair value. All warrants have defined exercise prices and expiry dates, and their fair value was determined using the Black-Scholes Model. Broker units are now disclosed separately for transparency. As of the date of this MD&A, the Company has 224,522,676 shares, 55,374,587 warrants, 203,500 broker warrants, and 28,549,033 options. Detailed figures and terms for each issuance are provided in the financial statements and accompanying notes.

MATERIAL ACCOUNTING POLICIES

The Company did not make changes to its existing accounting policies during the period. Following the acquisition of the manufacturing business and the establishment of new debt facilities, additional accounting policies were applied in connection with the recognition and measurement of financial instruments, lease arrangements, and contract manufacturing revenue in accordance with applicable requirements under IFRS 15 Revenue from Contracts with Customers, IFRS 9 Financial Instruments, and other relevant standards within International Financial Reporting Standards.

These policies are described in further detail in the notes to the consolidated financial statements.

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CRITICAL JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed continuously based on historical experience and other relevant factors. Revisions to estimates and the effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Note 5 of the Condensed Consolidated Interim Financial Statements for the six months ended January 31, 2025, reflects the critical judgments, estimates, and assumptions used to prepare the Company’s condensed consolidated interim financial statements.

RISK FACTORS AND UNCERTAINTIES

The Company is exposed to business risks that are inherent to the consumer-packaged goods industry along with being a newly formed company. The Company is focused on growing its business with new and existing customers and scaling to achieve continued growth and profitability. The details of these risks are set out in the Annual Information Form, which is available on SEDAR+.

1.	Going Concern

The condensed consolidated interim financial statements (the “financial statements”) have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (IASB). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the six months ended January 31, 2026, the Company incurred a comprehensive loss of $9.0 million ($6.1 million in prior year). The Company also incurred negative cash flows from operations of $5.9 million during the six months ended January 31, 2026 ($3.5 million in 2025). The Company has an accumulated deficit of $27.4 million.

As disclosed in Note 2a, the Condensed Consolidated Interim Financial Statements for the three and six months ended January 31, 2026 do not include adjustments to the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those in the accompanying condensed consolidated interim financial statements. Such adjustments could be material.

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The Company’s ability to continue as a going concern is dependent on securing ongoing support from creditors, lenders, and investors, achieving profitable operations, generating sufficient sales, and/or raising additional capital.

2.	Limited Operating History

Cizzle Brands faces inherent risks associated with being a new company, having only been in operation since early 2024 and having commercialized its first product in May 2024. As a newly established company, it lacks an extensive track record, which can limit its ability to predict future performance reliably and may pose challenges in securing sustained market traction. Additionally, the Company’s ability to achieve growth targets, optimize its operations, and establish brand loyalty is still evolving. The limited operating history also increases exposure to unforeseen operational challenges, market fluctuations, and the competitive dynamics of the health beverage industry.

3.	Future Capital Needs

The Company will require additional financing to support working capital needs in the future. The amount of additional capital required, the timing of capital needs and the availability of financing to fund those needs will depend on a number of factors, including the Company’s strategic initiatives and operating plans, the performance of its business, and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on the Company’s ability to meet its sales goals and otherwise successfully execute its operating plan. The Company believes it is imperative that it meet these sales objectives in order to lessen its reliance on external financing in the future. The Company intends to continually monitor and adjust its operating plan as necessary to respond to developments in its business, its markets and the broader economy. Although the Company believes various debt and equity financing alternatives will be available to it to support its working capital needs, financing arrangements on acceptable terms may not be available to the Company when needed. Moreover, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to the Company’s existing shareholders. Any such financing alternatives may not provide the Company with sufficient funds to meet its long-term capital requirements. If necessary, the Company may explore strategic transactions that it considers to be in the best interest of the company and its shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

4.	Changes in Consumer Preferences

Consumer demand and appetite for premium hydration products and beverages in general, as well as industry trends, may change and evolve over time. The Company’s future success will depend, in part, upon the Company’s continued ability to maintain customer loyalty to the Company’s existing product offering and develop and introduce new and innovative products over time. The Company’s ability to compete, grow and differentiate itself requires it to be competitive in the areas of taste, quality, innovation and wellness. There can be no assurance of the Company’s ability to do so. In addition, product lifecycles for some premium hydration brands and/or products and/or packages may be limited before consumers’ preferences change. While the Company’s main product profile has resonated positively in the market, and many of the Company’s consumers are becoming loyal to the Company’s brands and their taste profiles, there can be no assurance that such preferences will continue into the future. The Company may be unable to achieve volume growth through product and packaging differentiation in the markets in which the Company competes.

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FINANCIAL INSTRUMENTS, RISKS AND CAPITAL MANAGEMENT

The Company has exposure to counterparty credit risk, liquidity risk, and market risk associated with its financial assets and liabilities. The Company’s risk management program seeks to minimize potential adverse effects on the Company’s financial performance and ultimately shareholder value. The Company manages its risks and risk exposures through a combination of insurance, a system of internal controls, and sound business practices.

The Company’s financial instruments and the nature of the risks to which they may be subject to are set out in the following table.

Risks
Market
	Credit	Liquidity	Foreign Exchange	Interest Rate
Cash	Yes	-	Yes	-
Trade receivables	Yes	-	Yes	-
Accounts payable and accrued liabilities	-	Yes	-	-
Short term liabitilty	-	Yes	Yes	Yes

The carrying values of cash, trade receivables, accounts payable and accrued liabilities, approximate their fair values due to their relatively short periods to maturity.

Credit risk

Credit risk arises from cash held with banks and trade receivables and these financial assets are subject to the expected credit loss model. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash by depositing with only reputable financial institutions and minimizes the credit risk of trade receivables by monitoring the counterparty’s creditworthiness and setting exposure limits.

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Trade receivables and Total Sales with specific customers, each with 10% or more of total Company trade receivables and sales are summarized as follows:

	Trade Receivables			Total Sales
	As at			For the six months ended
	January 31, 2026	July 31, 2025	January 31, 2025	January 31, 2026	January 31, 2025
Customer 1	1,197,651	720,601	487,892	1,526,760	1,452,340
Customer 2	502,166	-	1,200,033
Customer 3	350,000	-	-
Total	2,049,818	720,601	487,892	1,526,760	2,652,373

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring forecasts and actual cash flows and taking the necessary actions to maintain enough liquidity for operations and for growth objectives. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

	Accounts Payable and Accrued Liabilities
	As at
	January 31, 2026	July 31, 2025	January 31, 2025
Accounts payable	4,229,322	5,202,773	2,836,291
Accrued liabilities	2,282,456	1,505,026	1,357,553
Total	6,511,778	6,707,799	4,193,844

As at	Accounts Payable and Accrued Liabilities
January 31, 2026	Carrying Amount	Maturing in less than 1 year
Accounts payable and accrued liabilities	6,511,778	6,511,778
Short term liabilities	27,236,223	27,236,223
Lease liabilities	19,160,316	2,942,947
Long term debt	57,191,486	-
Total	110,099,803	36,690,949

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates will affect the fair value of a financial instrument or its future cash flows.

The Company operates internationally with sales coming from United States and other countries. The Company is, therefore, subject to foreign currency risk. The Company reports its financial results in Canadian dollars. The Company incurs expenses in both Canadian and U.S. dollars. To date, the Company has not used foreign currency forward contracts or other hedging strategies to manage its foreign currency exposure.

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Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company defines capital as equity and debt, comprised of issued common shares, warrants, contributed surplus, and accumulated deficit. The Company seeks to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital, and overall capital expenditures.

Foreign Currency Risk

The Company’s expenses are denominated in Canadian dollars and some of its operations are in the U.S. The Company may be adversely affected by foreign currency fluctuations. A significant portion of its expenditures and revenues are in US Dollars, and some revenues and costs are denominated in Euros and the Company is therefore subject to foreign currency fluctuations which may, from time to time, impact its financial position and results of operations.

KEY MANAGEMENT COMPENSATION

Compensation for key management personnel, including the Company’s CEO and directors, was as follows for the three and six months ended January 31, 2026:

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	January 31, 2026	January 31, 2025	January 31, 2026	January 31, 2025
Salaries, consulting fees, bonus and benefits	$497,587	$266,373	$1,432,674	$451,481
Share-based payments	189,709	9,796	546,837	9,796
Total	$687,296	$276,169	$1,979,511	$461,277

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The accompanying condensed consolidated interim financial statements of Cizzle Brands and all information contained herein are the responsibility of management and have been approved by the Board of Directors. The condensed consolidated interim financial statements include some amounts based on management’s best estimates that have been made using careful judgment. Management has prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards. Financial and operating data elsewhere in the report are consistent with the information contained in the condensed consolidated interim financial statements. Although no cost- effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are correctly recorded, and the financial records are reliable for preparing condensed consolidated interim financial statements.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Readers are cautioned that period-over-period operating performance reflects only a partial period of ownership of the acquired business, as the comparative period does not include these operations. The results presented focus on actual operating performance during the reporting period and are not intended to be predictive of future periods.

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws. All information, other than statements of historical facts, included in this MD&A that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding:

•	future products and services;
•	expansion to product distribution;
•	the Company’s growth;
•	marketing and business plans and short-term objectives;
•	the intention to grow the business, operations and potential activities of the Company;
•	revenue;
•	use of available funds;
•	business milestones and objectives;
•	the protection of intellectual property;
•	exploration of new products and opportunities;
•	future risks to operations;
•	the Company’s business objectives;
•	the Company’s expectations regarding its business, financial condition and results of operations
•	future market share;
•	the outcome of legal proceedings which involve the Company;
•	strategic plans; and
•	strategic relationships with third parties.

These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to a number of risks and uncertainties, some of which are unknown at this time. Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	the Company’s ability to meet its obligations as they become due;
•	the Company’s ability to implement its growth strategies;
•	the Company’s competitive advantages;
•	the development of new products and product formats for the Company’s products;
•	the Company’s ability to manage any indebtedness as required;
•	the Company’s ability to obtain and maintain financing or to re-finance existing indebtedness on acceptable terms, as necessary;
•	the impact of competition;

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•	changes and trends in the beverage industry and markets;
•	changes in laws, rules and regulations;
•	the Company’s ability to maintain and renew required licences;
•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
•	the Company’s ability to keep pace with changing consumer preferences;
•	the Company’s ability to protect intellectual property;
•	the Company’s ability to retain key personnel;
•	The absence of material adverse changes in the industry and in Canadian, US or global economies
•	The Company’s future business performance;
•	The demand for the Company’s products; and
•	The conditions of the markets that the Company’s serves.

Although the Company believes that the assumptions underlying its statements are reasonable, they may prove to be incorrect. Given these risks, uncertainties and assumptions, investors should not place undue reliance on the forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management’s expectations, and such forward-looking information may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A under “Description of the Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking information. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that such expectations will prove to have been correct.

While the Company believes its plans, intentions and expectations reflected in the forward-looking information are reasonable, it cannot assure you that these plans, intentions or expectations will be achieved. The Company’s actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking information relating to the Company contained in this MD&A as a result of various factors, including the risks, uncertainties and assumptions previously discussed, which include, but are not limited to, the following:

•	Ability to achieve and manage growth;
•	Failure to effectively expand sales capabilities could harm the Company’s ability to increase distribution and achieve broader market acceptance of its products;
•	The Company may need additional financing in the future, which may not be available when needed or may be costly and dilutive;
•	Changes in consumer preferences may reduce demand for some of the Company’s products;
•	The Company’s brand and image are keys to its business and any inability to maintain a positive brand image could have a material adverse effect on its results of operations;
•	The Company may be adversely impacted by the effects of high or prolonged inflation;
•	Competition from traditional and large, well-financed non-alcoholic beverage manufacturers may adversely affect the Company’s distribution relationships and may hinder development of its existing markets, as well as prevent the Company from expanding its markets;

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•	The Company competes in an industry characterized by rapid changes in consumer preferences and public perception, so its ability to continue developing new products to satisfy the changing preferences of consumers will determine its long-term success;
•	The Company’s reliance on distributors, retailers and brokers could affect its ability to efficiently and profitably distribute and market its products, maintain its existing markets and expand its business into other geographic markets;
•	The Company incurs significant time and expense in attracting and maintaining key distributors;
•	If the Company loses any of its key distributors or national retail accounts, its financial condition and results of operations could be adversely affected;
•	It is difficult to predict the timing and number of sales because most distributors and retailers are not required to place minimum orders with the Company;
•	If the Company does not adequately manage its inventory levels, its operating results could be adversely affected;
•	If the Company fails to maintain relationships with its independent contract manufacturers, its business could be harmed;
•	The Company’s dependence on independent contract manufacturers could make management of its manufacturing and distribution efforts inefficient or unprofitable;
•	The Company relies upon our ongoing relationships with its key flavor suppliers. If the Company is unable to source its flavors on acceptable terms from its key suppliers, the Company could suffer disruptions in its business;
•	Criticism of the packaged beverage market generally could adversely affect the Company’s operating results;
•	If the Company is unable to maintain brand image or product quality, its business could suffer;
•	Increased competition could hurt the Company’s business;
•	Consolidation of retailers, wholesalers and distributors and the dominant position of a limited number of key players in the industry may result in downward pressure on sales prices;
•	The Company’s failure to accurately estimate demand for its products could adversely affect its business and financial results;
•	If the Company fails to obtain and retain high-visibility sponsorship or endorsement arrangements with celebrities, or if the reputation of any of the celebrities that the Company partners with is impaired, the business of the Company may suffer;
•	The Company’s distributors and vendors are material to the Company’s success. If the Company is unable to maintain good relationships with its existing distributors and vendors, its business could suffer;
•	Changing retail landscape could hurt the Company’s business;
•	Incorrect product design or development could hurt the Company’s business;
•	Product information misrepresentations could happen and may adversely affect the Company’s business;
•	The Company relies on third party distributors and other logistics providers;
•	The Company relies on key inputs;
•	The Company’s success relies on its quality control systems;
•	The Company is subject to risks and uncertainty regarding future product development;
•	Risks related to the Company’s human capital;
•	Revenues derived entirely from packaged beverages;
•	Increases in costs and/or shortages of raw materials and/or ingredients and/or fuel could harm the Company’s business;

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•	Fluctuation of quarterly operating results;
•	No assurance of profitability;
•	Fluctuations in foreign currency exchange rates may adversely affect the Company’s operating results;
•	Significant changes in government regulation may hinder sales;
•	Contamination or recalls of the Company’s ingredients or end products could adversely affect its business;
•	The Company’s intellectual property rights are critical to the Company’s success, and the loss of such rights could materially adversely affect its business;
•	Litigation or legal proceedings could expose the Company to significant liabilities and thus negatively affect its financial results;
•	Future effective tax rates could be subject to volatility or adversely affected by a number of factors;
•	Catastrophic events could impact the Company’s operations and affect the Company’s ability to grow its business;
•	Climate change may negatively affect the Company’s business;
•	The Company’s business is seasonal and adverse weather conditions could negatively affect its business;
•	The Company depends on key information systems and third-party service providers;
•	If the Company is unable to securely maintain its customers’ confidential or credit card information, or other private data relating to the Company or its employees, the Company could be subject to negative publicity, costly government enforcement actions or private litigation, which could damage its business reputation and negatively affect its results of operations;
•	The Company must continually maintain and/or upgrade its information technology systems;
•	Conflicts of interest;
•	Limited operating history as a public company;
•	Potential volatility of share price;
•	No assurance of active market for shares;
•	Dividends;
•	A return on the Company’s securities is not guaranteed;
•	Global financial conditions;
•	Future sales of common shares by existing shareholders;
•	Additional issuances and dilution;
•	Publication of inaccurate or unfavourable research and reports; and
•	As a public company, there are costs associated with maintaining a public listing.

These risks, uncertainties, assumptions and other factors could cause the Company’s actual results, performance, achievements and experience to differ materially from its expectations, future results, performances or achievements expressed or implied by the forward-looking information.

The forward-looking information made in this MD&A relates only to events or information as of the date on which the statements are made in this MD&A. In addition, even if results and developments are consistent with the forward-looking information contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. The Company undertakes no obligation to update or revise publicly any forward-looking information, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events unless required under applicable securities laws. The Company’s forward-looking information is expressly qualified in their entirety by this cautionary statement.

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An investor should read this MD&A with the understanding that the Company’s actual future results may be materially different from what is expected.

The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Compnany’s expected financial and operating performance and its plans and objectives and may not be appropriate for other purposes.

For a more detailed discussion of risks and other factors, see the Company’s Annual Information Form under the heading “Risk Factors”, or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under the Company’s SEDAR+ profile.

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